FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2009

Commission File Number 1-812

HAMILTON SUNDSTRAND de PUERTO RICO

SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Index to Financial Statements

December 31, 2009 and 2008

FINANCIAL STATEMENTS OF THE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Hamilton Sundstrand de Puerto Rico

Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hamilton Sundstrand de Puerto Rico Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 24, 2010

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31, 2009	December 31, 2008
Assets:
Investments, at fair value	$10,358,809	$8,633,339
Contributions receivable:
Participants’	46,098	49,888
Employer’s	9,644	11,828

Net assets available for benefits	$10,414,551	$8,695,055

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009
Additions to net assets attributed to:
Investment Income:
Interest	$5,973
Dividends	147,932
Net appreciation in fair value of investments	1,100,963
Contributions:
Participants’	1,134,821
Employer’s	319,767

Total additions	2,709,456

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	989,960

Total deductions	989,960

Net increase	1,719,496

Net assets available for benefits, December 31, 2008	8,695,055

Net assets available for benefits, December 31, 2009	$10,414,551

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

General. The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan (the “Plan”), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (“UTC” or “Employer”). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.

Trustee and Recordkeeper. Banco Popular de Puerto Rico, the Plan (“Trustee” or “Recordkeeper”), holds all of the Plan’s assets and performs participant account recordkeeping services.

Contributions and Vesting. Participants may elect to contribute up to 10 percent of pre-tax eligible compensation, as defined and may make additional after-tax contributions through payroll deductions subject to statutory limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2009, the Plan offered seven investment options to participants: three growth funds, one income fund, two money market funds and UTC Common Stock.

The company matching contribution is equal to 100 percent of the participant’s eligible contributions from the first 2 percent of base pay, as defined. Employer and participant contributions are deposited into the investment funds in accordance with the participants’ elections.

Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service.

Participant Accounts. Based on the participant’s account balance, the Plan allocates interest, dividends, and realized and unrealized gains and losses on investments of the funds directly to each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All balances of terminated participants’ non-vested Employer contribution amounts that were forfeited prior to January 1, 2008 have been allocated to participant accounts in accordance with the Plan document. The Plan was amended effective January 1, 2008 to use forfeitures to reduce the Employer contribution to the Plan. For the year ended December 31, 2009, approximately $91,000 of forfeitures was used to fund UTC’s contributions.

Voting Rights. UTC Common Stock is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the stock. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.

Participant Loans. Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less, with terms ranging from 1 to 10 years. The interest rate on participant loan withdrawals during 2009 and 2008 was 9 percent.

Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

NOTE 2 – SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncement. In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” The new guidance, which is now part of the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (“ASC”), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in the Investments – Debt and Equity Securities Topic of the FASB ASC. The provisions of the new guidance were effective for interim periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan’s investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net appreciation/ (depreciation) in fair value of investments includes realized and unrealized gains and losses.

Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2009.

Payments of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – FAIR VALUE OF INVESTMENTS

The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and the assets are classified as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value, including the general classification of those investments:

Cash and equivalents – Money market accounts are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest.

Mutual Funds– Mutual funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date.

UTC Stock – UTC stock is stated at fair value determined using the closing sales price as of the valuation date.

Participant Loans – Participant loans are valued at their outstanding balances as of the last day of the plan year, which approximates fair value.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2009 and December 31, 2008:

	December 31, 2009
	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total

Cash and cash equivalents	$36,130	$—	$—	$36,130
Money market accounts	—	2,562,337	—	2,562,337
Equities mutual funds	2,592,391	—	—	2,592,391
UTC common stock	2,511,948	—	—	2,511,948
Fixed income mutual funds	990,191	—	—	990,191
Participant loans	—	—	1,665,812	1,665,812

Total	$6,130,660	$2,562,337	$1,665,812	$10,358,809

	December 31, 2008
	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total

Cash and cash equivalents	$74,385	$—	$—	$74,385
Money market accounts	—	2,304,361	—	2,304,361
Equities mutual funds	1,950,107	—	—	1,950,107
UTC common stock	1,850,058	—	—	1,850,058
Fixed income mutual funds	999,548	—	—	999,548
Participant loans	—	—	1,454,880	1,454,880

Total	$4,874,098	$2,304,361	$1,454,880	$8,633,339

The changes in the balances of the Level 3 investments for the year ended December 31, 2009 were as follows:

Participant Loans

Balance, beginning of year	$1,454,880
Loan distributions	873,996
Loan repayments	(663,064)

Balance, end of year	$1,665,812

NOTE 4 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2009	2008
UTC Common Stock, 36,190 and 34,516 shares, respectively	$2,511,948	$1,850,058
DWS Equity 500 Index Fund, 13,480 and 12,780 units, respectively	$1,703,306	$1,306,774
Loans Receivable, 9 percent interest, terms ranging from 1 to 10 years	$1,665,812	$1,454,880
Federated Government Obligations Fund, 2,128,712 and 1,831,364 units, respectively	$2,128,713	$1,831,364
DWS U.S. Bond Index Fund, 95,394 and 97,043 units, respectively	$990,191	$999,548
*Vanguard Small Cap Index Fund, 20,215 and 19,164 units, respectively	$555,705	$390,940
**Deutsche Cash Management Fund Institutional, 433,624 and 472,997 units, respectively	$433,624	$472,997

*	Amount for 2008 provided for comparative purposes to the current year. Investment for the prior year did not meet the 5 percent threshold.

**	Amount for 2009 provided for comparative purposes to the prior year. Investment for the current year does not meet the 5 percent threshold.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,100,963. UTC Common Stock appreciated by $567,774 and mutual fund investments appreciated by $533,189.

NOTE 5 – RELATED-PARTY TRANSACTIONS

The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2009, the Plan purchased shares of UTC Common Stock in the amount of $602,587, sold shares of UTC Common Stock in the amount of $508,471, and had net appreciation on the UTC Common Stock in the amount of $567,774. The total value of the Plan’s interest in UTC Common Stock was $2,511,948 and $1,850,058 at December 31, 2009 and 2008, respectively.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 7 – TAX STATUS

The Puerto Rico Department of Treasury ruled on June 1, 1994 that the Plan qualifies under section 165(a) of the Income Tax Act of 1954 (the “Act”), as amended. Therefore, the related trust is not subject to tax under present Puerto Rico income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act.

NOTE 10 – NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-6, “Improving Disclosures about Fair Value Measurements,” which requires disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. The disclosure requirements will be effective for interim and annual reporting periods beginning after December 15, 2010.

SUPPLEMENTAL SCHEDULE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost value	(e) Current value
*	United Technologies Corporation	Common Stock, $1.00 par value	**	$2,511,948
	DWS Equity 500 Index Fund	Mutual Fund	**	1,703,306
*	Plan Participants	Loans Receivable collateralized by participant balances, 9 percent interest, terms ranging from 1 to 10 years	—	1,665,812
	Federated Government Obligations Fund	Money Market Fund	**	2,128,713
	DWS U.S. Bond Index Fund	Mutual Fund	**	990,191
	Deutsche Cash Management Fund Institutional	Mutual Fund	**	433,624
	Vanguard Small Cap Index Fund	Money Market Fund	**	555,705
	DWS EAFE Equity Fund Index	Mutual Fund	**	333,380
*	Banco Popular Time Deposit Open Account	Interest-Bearing Cash Account	36,130	36,130

				$10,358,809

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated: June 24, 2010	By:	/s/ Natalie Morris
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.